

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Adrian Covey
Chief Executive Officer
Velocity Acquisition Corp.
109 Old Branchville Road
Ridgefield, CT 06877

> **Re: Velocity Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 24, 2020**

Dear Mr. Covey:

We have reviewed your draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 24, 2020

Provisions in our amended and restated certificate of incorporation..., page 62

1. Please revise this section, including the heading, to be consistent with the section on page 127 under "Exclusive forum for certain lawsuits". We note that in regard to Securities Act claims, the disclosure under subsection "D" on page 62 is inconsistent with the second full paragraph on page 63.

You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.  Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction